September 7, 2005


Via U.S. Mail

Dennis W. Burnette
President and Chief Executive Officer
Cherokee Banking Company
1275 Riverstone Parkway
Canton, GA  30114

Re:	Cherokee Banking Company
      Revised Preliminary Schedule 14A
      Filed August 30, 2005
      File No. 000-30511

      Amended Schedule 13E-3
      Filed August 30, 2005
      File No. 005-60899

Dear Mr. Burnette:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
Exhibits
1. We note your responses to comments 5 and 6. Please note that we may have additional comments when you file the requested exhibits and fill in the blanks in your proxy statement.

Preliminary Schedule 14A

Special Factors

Effects of the Reorganization on Cherokee, page 13
2. Please tell us the reason for the decrease in the number of shares to be cashed out as a result of the reorganization from 191,474 to 161,141.

Pro Forma Effect of the Reorganization, page 18
3. We note your response to comment 21. Please revise the footnotes to the new table in this section to explain the $59,747 adjustment to the assets line-item.

Opinion of Independent Financial Advisor

Terminal Value Analysis, page 32
4. We reissue comment 12 in part. Please describe the material assumptions underlying the projections added as a result of our previous comment.
5. We reissue comment 30 as it concerns our previous request for additional disclosure of the industry averages.

Fairness for Shareholders Remaining Intact After Completion of the
Plan, page 34
6. We reissue comment 32. Please expand your disclosure to describe the assumptions related to earnings projections provided by management. Also, disclose the reason for the projections prepared by the financial advisor and by Mauldin and Jenkins, though based on the same information and assumptions provided by your management, are different.

Recent Affiliate Transactions in Cherokee Stock, page 46
7. Please revise the first sentence to show the number of shares acquired by each director in your March 23, 2004 private placement.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      In connection with responding to our comments, please provide, in writing, a revised statement from each filing persons acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers &
Acquisitions


cc: Kathryn L. Knudson, Esq. (via fax (404) 572-6999)
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Dennis W. Burnette
Cherokee Banking Company
September 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE